Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF INCORPORATION

Wright Express Financial Services Corporation	Utah (a Utah industrial corporation)

Wright Express Canada, Ltd.	New Brunswick, Canada

TelaPoint, Inc.	Kentucky

Clearing Acquisition, LLC	Delaware

Wright Express Fueling Solutions, Inc.	Delaware

Wright Express UK Limited	England and Wales (United Kingdom)